Exhibit 12

QWEST COMMUNICATIONS INTERNATIONAL INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30, 2008	Years Ended December 31,
		2007	2006	2005	2004	2003
Income (loss) from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$796	$664	$557	$(760)	$(1,706)	$(1,832)
Add: estimated fixed charges	848	1,209	1,287	1,648	1,678	1,936
Add: estimated amortization of capitalized interest	10	12	12	14	13	14
Less: interest capitalized	(16)	(16)	(14)	(13)	(12)	(19)

Total earnings available for fixed charges	$1,638	$1,869	$1,842	$889	$(27)	$99

Estimate of interest factor on rentals	$62	$98	$104	$152	$135	$160
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	770	1,095	1,169	1,483	1,531	1,757
Interest capitalized	16	16	14	13	12	19

Total fixed charges	$848	$1,209	$1,287	$1,648	$1,678	$1,936

Ratio of earnings to fixed charges	1.9	1.5	1.4	nm	nm	nm
Additional pre-tax income needed for earnings to cover total fixed charges	$—	$—	$—	$759	$1,705	$1,837

nm	Negative ratios or ratios less than 1.0 are considered not meaningful.

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.